EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

February 8, 2011	No. 11-02

Avalon Enters into Negotiation Agreement
with the Deninu K’ue First Nation

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) is pleased to announce that, following the signing of the Negotiation Agreement with the Yellowknives Dene First Nation (News Release No. 10-27 December 8, 2010), Avalon has now entered into a similar agreement with the Deninu K’ue First Nation (“Deninu K’ue”) regarding the development of the Nechalacho rare earth elements deposit Thor Lake, NWT (the “Project”).

The Deninu K’ue community resides at Fort Resolution, 120 kilometres southwest of Thor Lake. The proposed site for the Project hydrometallurgical processing plant, currently planned for the Pine Point area approximately 45 kilometres west of the community, lies within Deninu K’ue traditional territory.

The Negotiation Agreement outlines broad principles for co-operation and provides the basis for the negotiation of an Accommodation Agreement. This form of initial agreement (often referred to as a Memorandum of Understanding), is done in order to frame the negotiations towards an Impacts and Benefits type of agreement. The Accommodation Agreement (like an “Impacts and Benefits” agreement), if agreed to, will be structured to mitigate any adverse impacts of project development, define the benefits to the parties and provide greater certainty with respect to the development of the Project.

After several years of regular consultation, Avalon and Deninu K’ue have established a co-operative and respectful relationship for responsible mineral development in Deninu K’ue’s traditional territory. The Company and Deninu K’ue intend to continue and broaden this relationship through these negotiations. Accommodation Agreements typically cover a number of issues such as environmental protection, business and employment opportunities, with regard to the Project.  Avalon and Deninu K’ue have agreed to commence negotiations on the Accommodation Agreement as soon as possible, with the objective of concluding this agreement in 2011.

Several Deninu K’ue community members have been employed continuously at the project site since Avalon began drilling there in 2007. In addition, the Company now sources most of its corebox requirements from a new wood products manufacturing business situated in the community and operated by First Nation-owned Deninu K’ue Development Corp.

Don Bubar, President and CEO of Avalon, commented “We have already established strong business relationships in the Deninu K’ue community and we are very pleased to have reached initial agreement on how we can further build and strengthen these relationships. The employees we have hired from the community so far have proven to be reliable and versatile workers, providing considerable encouragement that this small community of some 500 residents, can continue to be a source of additional human resources as the project advances.”

About Avalon Rare Metals Inc. (TSX and NYSE-Amex: AVL)

Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding:   93,288,523. Cash resources: approximately $37 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Statements that are not historical fact are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Readers can identify forward-looking statements by the use of words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof.

All forward-looking statements contained herein reflect management’s plans, estimates, projections and views only as of the date hereof. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of resources and potential reserves, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: the estimation or realization of mineral resources; recovery rates and production costs of the rare metals; the timing and amount of estimated future production; requirements for additional capital; future prices of rare metals and minerals; market demand for rare metals and minerals; the reliability of plant operations at production scale; energy costs; availability of required skilled labour, contractors and other human resources; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; currency exchange rate fluctuations; title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation; and the other factors described in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the applicable securities regulatory authorities in Canada and available at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.  Most of such factors are beyond the Company’s control.

The forward-looking statements contained herein are qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements. The forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Company’s plans and expectations regarding operations and performance and may not be appropriate for other purposes.